UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
SCHEDULE TO
TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934
(AMENDMENT NO. 3)
EMMIS COMMUNICATIONS CORPORATION
(Name Of Subject Company (Issuer) And Filing Person (Offeror))
6.25% Series A Cumulative Convertible Preferred Stock, Par Value $0.01
(Title of Class of Securities)
291525202
(CUSIP Number of Class of Securities)
J. Scott Enright, Esq.
One Emmis Plaza
40 Monument Circle
Suite 700
Indianapolis, Indiana 46204
(317) 266-0100
(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)
With a copy to:
James M. Dubin, Esq.
Lawrence G. Wee, Esq.
Paul, Weiss, Rifkind, Wharton & Garrison LLP
1285 Avenue of the Americas
New York, New York 10019-6064
(212) 373-3000
CALCULATION OF FILING FEE

Transaction Valuation*	Amount Of Filing Fee**

$6,000,000	$687.60
*	The transaction value is estimated solely for purposes of calculating the filing fee. This amount is based on the offer to purchase for not more than $6,000,000 in the aggregate of up to 428,571 shares of 6.25% Series A Cumulative Convertible Preferred Stock of Emmis Communications Corporation, par value $0.01, at the minimum tender offer price of $14.00 per share.

**	The amount of the filing fee, calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, as modified by Fee Rate Advisory No. 3 for fiscal year 2012, equals $114.60 per million dollars of the value of the transaction.

☑	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$687.60	Filing Party:	Emmis Communications Corporation

Form or Registration No.:	Schedule TO-I	Date Filed:	December 1, 2011
☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
☐	third-party tender offer subject to Rule 14d-1.

☑	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐
If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:
☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐	Rule 14d-1(d) (Cross-Border Third Party Tender Offer)

     This Amendment No. 3 (the “Amendment No. 3”) amends and supplements the Issuer Tender Offer Statement on Schedule TO originally filed on December 1, 2011, as amended and supplemented by Amendment No. 1 filed on December 2, 2011 and Amendment No. 2 filed on December 12, 2011 (as amended and supplemented, the “Schedule TO”) by Emmis Communications Corporation, an Indiana corporation (“Emmis” or the “Company”) with the Securities and Exchange Commission.
The Schedule TO relates to the offer (the “Offer”) by the Company to purchase, up to $6,000,000 in value of shares of its 6.25% Series A Cumulative Convertible Preferred Stock, $0.01 par value per share (the “Preferred Shares”), at a price not greater than $15.56 nor less than $14.00 per Preferred Share, to the seller in cash, less any applicable withholding taxes and without interest. The Company’s offer is being made upon the terms and subject to the conditions set forth in the Amended Offer to Purchase filed on December 12, 2011 (as amended and supplemented, the “Offer to Purchase”), and in the related Letter of Transmittal filed on December 1, 2011, as amended and supplemented by Amendment No. 2 filed on December 12, 2011 (which, together with any amendments or supplements thereto, collectively constitute the “Offer”).
     All capitalized terms used in this Amendment No. 3 without definition have the meanings ascribed to them in the Schedule TO or the Offer to Purchase.
The items of the Schedule TO set forth below are hereby amended and supplemented as follows:
ITEMS 1 THROUGH 13.
Items 1, 4 and 9 of the Schedule TO and the disclosure in the Offer to Purchase are hereby amended and supplemented by adding the following:
“We have retained Georgeson Inc. to act as Solicitation Agent (the “Solicitation Agent”) in connection with the Offer. The Solicitation Agent does not make any recommendation to you as to whether you should tender or refrain from tendering your Preferred Shares or as to the purchase price or purchase prices at which you may choose to tender your Preferred Shares. The Solicitation Agent has not authorized any person to make any recommendation with respect to the Offer.
You should rely only on the information to which we have referred you or information contained in the Schedule TO, the Offer to Purchase and the related Letter of Transmittal. We have not authorized anyone to provide you with information or to make any representation on our behalf in connection with the Offer other than those contained in this Offer to Purchase and the related Letter of Transmittal. If given or made, you should not rely on that information or representation as having been authorized by the Solicitation Agent.
All deliveries in connection with the Offer, including a Letter of Transmittal and certificates for Preferred Shares, must be made to the Depositary and not to the Solicitation Agent. Any documents delivered to the Solicitation Agent will not be forwarded to the Depositary and will not be deemed to be properly tendered. The Solicitation Agent will not be obligated to give notice of any defects or irregularities in tenders, nor will the Solicitation Agent incur any liability for failure to give any such notification.
In any jurisdiction where the securities, “blue sky” or other laws require the Offer to be made by a licensed broker or dealer, the Offer will be deemed to be made on our behalf by the Solicitation Agent or one or more registered brokers or dealers licensed under the laws of the jurisdiction.
If you have questions or need assistance, you should contact the Information Agent or the Solicitation Agent at their respective addresses and telephone numbers set forth on the back cover of this Offer to Purchase.
The Solicitation Agent for the Offer is:
199 Water Street, 26th Floor

New York, NY 10038-3560
Banks and Brokers Call (212) 440-9800
All Others Call Toll-Free (800) 676-0281”
Section 16 (“Fees and Expenses”) of the Offer to Purchase is hereby amended by replacing the original paragraphs with the following:
“We have retained BNY Mellon Shareowner Services to act as Information Agent and Depositary and Georgeson Inc. to act as Solicitation Agent in connection with the Offer. The Information Agent and Solicitation Agent may contact holders of Preferred Shares by mail, telephone, telegraph and personal interviews and may request brokers, dealers, commercial banks, trust companies and other nominee shareholders to forward materials relating to the Offer to beneficial owners. The Information Agent, the Depositary and the Solicitation Agent will each receive reasonable and customary compensation for their respective services, will be reimbursed by us for reasonable out-of-pocket expenses and will be indemnified against certain liabilities in connection with the Offer.
We will not pay any fees or commissions to brokers, dealers, commercial banks, trust companies or other nominees (other than fees to the Information Agent and the Solicitation Agent as described above) for soliciting tenders of Preferred Shares pursuant to the Offer. Shareholders holding Preferred Shares through brokers, dealers, commercial banks, trust companies or other nominees are urged to consult the brokers, dealers, commercial banks, trust companies or other nominees to determine whether transaction costs may apply if shareholders tender Preferred Shares through the brokers, dealers, commercial banks, trust companies or other nominees and not directly to the Depositary. We will, however, upon request, reimburse brokers, dealers, commercial banks, trust companies or other nominees for customary mailing and handling expenses incurred by them in forwarding this Offer to Purchase, the Letter of Transmittal and related materials to the beneficial owners of Preferred Shares held by them as a nominee or in a fiduciary capacity. No broker, dealer, commercial bank, trust company or other nominee has been authorized to act as our agent or the agent of the Information Agent, the Depositary or the Solicitation Agent for purposes of the Offer. We will pay or cause to be paid all stock transfer taxes, if any, on our purchase of Preferred Shares except as otherwise provided in Section 5 (“Purchase of Preferred Shares and Payment of Purchase Price”) hereof and Instruction 7 in the Letter of Transmittal.”

SIGNATURES
After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

EMMIS COMMUNICATIONS CORPORATION
By:	/s/ J. Scott Enright
Name:	J. Scott Enright
Title:	Executive Vice President, General Counsel and Secretary

Dated: December 14, 2011

EXHIBIT INDEX

Exhibit	Description

**(a)(1)(i)	Amended Offer to Purchase, dated December 12, 2011.

**(a)(1)(ii)	Offer to Purchase, dated December 1, 2011

**(a)(1)(iii)	Form of Letter of Transmittal (including IRS Form W-9 and Guidelines for Certification of Taxpayer Identification Number on IRS Form W-9).

**(a)(1)(iv)	Notice of Guaranteed Delivery.

**(a)(1)(v)	Letter to Brokers, Dealers, Banks, Trust Companies and Other Nominees.

**(a)(1)(vi)	Letter to Clients for Use by Brokers, Dealers, Banks, Trust Companies and Other Nominees.

(a)(5)(i)	Press Release, dated November 30, 2011, incorporated by reference to the Company’s Statement on Schedule TO-C, dated December 1, 2011.

**(a)(5)(ii)	Press Release, dated December 12, 2011.

**(b)	Note Purchase Agreement, dated November 10, 2011, by and between Zell Credit Opportunities Master Fund, L.P. and Emmis Communications Corporation.

**(d)(1)	Total Return Swap Confirmation, dated November 28, 2011, by and between Alden Global Distressed Opportunities Master Fund, L.P. and Emmis Communications Corporation.

** (d)(2)	Voting Agreement, dated November 28, 2011, by and among Alden Global Distressed Opportunities Master Fund, L.P., J. Scott Enright, and Emmis Communications Corporation.

** (d)(3)	Total Return Swap Confirmation, dated November 14, 2011, by and between Valinor Credit Partners Master Fund, L.P. and Emmis Communications Corporation.

** (d)(4)	Voting Agreement, dated November 14, 2011, by and among Valinor Credit Partners Master Fund, L.P., J. Scott Enright, and Emmis Communications Corporation.

** (d)(5)	Total Return Swap Confirmation, dated November 14, 2011, by and between Sugarloaf Rock Capital, LLC and Emmis Communications Corporation.

** (d)(6)	Voting Agreement, dated November 14, 2011, by and among Sugarloaf Rock Capital, LLC, J. Scott Enright, and Emmis Communications Corporation.

** (d)(7)	Total Return Swap Confirmation, dated November 14, 2011, by and between Third Point Partners Qualified L.P. and Emmis Communications Corporation.

** (d)(8)	Voting Agreement, dated November 14, 2011, by and among Third Point Partners Qualified L.P., J. Scott Enright, and Emmis Communications Corporation.

** (d)(9)	Total Return Swap Confirmation, dated November 14, 2011, by and between Third Point Partners L.P. and Emmis Communications Corporation.

** (d)(10)	Voting Agreement, dated November 14, 2011, by and among Third Point Partners L.P., J. Scott Enright, and Emmis Communications Corporation.

** (d)(11)	Total Return Swap Confirmation, dated November 14, 2011, by and between Third Point Offshore Master Fund L.P. and Emmis Communications Corporation.

** (d)(12)	Voting Agreement, dated November 14, 2011, by and among Third Point Offshore Master Fund L.P., J. Scott Enright, and Emmis Communications Corporation.

** (d)(13)	Total Return Swap Confirmation, dated November 14, 2011, by and between Third Point Ultra Master Fund L.P. and Emmis Communications Corporation.

** (d)(14)	Voting Agreement, dated November 14, 2011, by and among Third Point Ultra Master Fund

Exhibit	Description

L.P., J. Scott Enright, and Emmis Communications Corporation.

(d)(15)	Emmis Communications Corporation 1999 Equity Incentive Plan, incorporated by reference from the Company’s proxy statement dated May 26, 1999.

(d)(16)	Emmis Communications Corporation 2001 Equity Incentive Plan, incorporated by reference from the Company’s proxy statement dated May 25, 2001.

(d)(17)	Emmis Communications Corporation 2002 Equity Compensation Plan, incorporated by reference from the Company’s proxy statement dated May 30, 2002.

(d)(18)	Form of Stock Option Grant Agreement, incorporated by reference to Exhibit 10.1 to the Company’s Form 8-K filed March 7, 2005.

(d)(19)	Form of Restricted Stock Option Grant Agreement, incorporated by reference to Exhibit 10.1 to the Company’s Form 8-K filed March 7, 2005.

(d)(20)	Emmis Communications Corporation 2004 Equity Compensation Plan as Amended and Restated in 2008, incorporated by reference to Exhibit 10.14 to the Company’s Form 8-K filed January 7, 2009.

(d)(21)	Emmis Communications Corporation 2010 Equity Compensation Plan, incorporated by reference to Exhibit A to the Company’s proxy statement filed on Form DEF 14A on November 10, 2010.

**	Previously filed.